GRIFFIN FINANCIAL GROUP, LLC

The Centre City Executive Center, 607 Washington Street

Reading, Pennsylvania 19603

May 14, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Howard Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-178204)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Howard Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated to 5:00 p.m. Eastern Time, on May 14, 2012, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, we wish to advise you that we have not distributed any copies of the Preliminary Prospectus dated April 2, 2012 through the date hereof.

This is to further advise you that we have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
GRIFFIN FINANCIAL GROUP, LLC
By:	/s/ Joseph M. Harenza
Name:	Joseph M. Harenza
Title:	Chief Executive Officer and
Senior Managing Director